Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 18, 2004

VOTE “AGAINST” THE PROPOSED VALUE-DESTROYING IAMGOLD TRANSACTION

TENDER YOUR SHARES INTO HARMONY’S PREMIUM OFFERS

November 17, 2004

Dear Gold Fields Limited Shareholder,

Gold Fields’ board and management do not want you to consider our premium offers to purchase your Gold Fields shares and American Depositary Shares (“ADSs”). They have resorted to groundless legal actions and publicity campaigns of misinformation to distract you. We believe that all these frustrating actions highlight a strategy undertaken by Gold Fields to hinder your ability to assess the merits of our offers and confuse our message.

The proposed IAMGold deal is value-destroying for Gold Fields shareholders. Vote AGAINST the proposed value-destroying IAMGold transaction. Tender your shares into Harmony’s premium offers to create a new international major company that we believe will create value for shareholders.

The IAMGold Transaction is Value-Destroying for Gold Fields’ Shareholders

We believe that Gold Fields has undervalued its international assets and is selling them to IAMGold at a substantial discount to Gold Fields’ own rating. We anticipate further value leakage as a result of Gold Fields receiving only 70% of the issued share capital of IAMGold while contributing more than its proportionate share of the combined companies’ value. Investors may also attribute a holding company discount to Gold Fields as a result of its inefficient corporate structure with IAMGold. In contrast, we believe that Harmony’s offers will create value for Gold Fields shareholders as summarized below. Harmony is also offering a significant premium to Gold Fields’ shareholders.

Harmony’s Offers Provide a 29% Premium to All Gold Fields’ Shareholders

•	For each Gold Fields share you will receive 1.275 Harmony consideration shares; and

•	For each Gold Fields ADS you will receive 1.275 Harmony consideration ADSs.

Gold Fields shareholders will receive a premium of approximately 29%, calculated by comparing the closing Harmony share price of R84.41 on October 14, 2004, multiplied by the proposed merger ratio, to the average of the daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days ending October 14, 2004. Gold Fields has tried to confuse you by claiming the premium is smaller without highlighting to you that its calculations, using the spot price on October 15, 2004, do not account for the run-up in the Gold Fields share price as a result of transaction rumors in the market prior to that date, making it wholly inappropriate to use that date for a premium calculation.

Gold Fields’ Desperate Attempts to Frustrate Our Offers Are Failing

The South African Securities Regulation Panel (the “SRP”), which oversees takeovers and mergers in South Africa, and the South African High Court have both ruled against Gold Fields in Gold Fields’ legal actions against Harmony.

•	The South African High Court dismissed an application by Gold Fields to declare Harmony’s offers unlawful.

•	The SRP ruled against Gold Fields’ desperate challenge to Harmony’s offers, confirming that Harmony and MMC Norilsk Nickel were not acting in concert and the Executive Committee of the SRP subsequently ruled against Gold Fields’ appeal of such ruling.

•	The SRP also ruled, on November 2, 2004, that Gold Fields’ financial advisors, Goldman Sachs International and JPMorgan, were conflicted and could not serve as appropriate external advisors to the Gold Fields board of directors for purposes of issuing fairness opinions. Although Gold Fields was aware of this ruling when it distributed its defense document on November 3, 2004, Gold Fields included such opinions in its defense document, which omits any mention of the ruling. On November 11, 2004, the Executive Committee of the SRP confirmed the ruling on appeal. On November 12, 2004, Gold Fields announced that Andisa Capital (Proprietary) Limited, which had been engaged to act as an appropriate external advisor to issue a valid fairness opinion in connection with Gold Fields’ defense, advised Gold Fields that it could not act for Gold Fields.

These legal actions are only a few of a series of attempts by Gold Fields’ directors to distract you from analysing and voting on our offers. Don’t be distracted by Gold Fields’ tactics – we are offering you a significant premium and the opportunity for additional value creation through sustainable cost savings – vote AGAINST the value-destroying IAMGold transaction.

The “Harmony Way” — Value Creation Through Sustainable Cost Savings

Harmony’s board and management are driven by value creation for shareholders. We believe that the proposed merger of Harmony and Gold Fields will provide immediate and long-term shareholder value through sustainable cost savings with an estimated market value in excess of R17 billion (US$2.8 billion). Harmony’s experience with other acquired mines, including two previously acquired from Gold Fields, suggests that the market value of cost savings could well exceed R23 billion (US$3.7 billion). Harmony’s plans to unlock value in Gold Fields’ existing assets include:

•	More efficient operations: Harmony will introduce a more efficient operating structure to the existing Gold Fields’ assets.

•	Superior allocation of capital: Over the last five years, Gold Fields has spent approximately R4.8 billion (US$785 million) on capital expenditure in South Africa with little visible benefit to shareholders. By contrast, over the last few quarters, significant investment has been undertaken at Harmony in order to reposition the mines for the strong Rand environment.

•	Increased reserves: Harmony’s cost-cutting initiatives will enable it to mine previously unprofitable reserves, increasing total productive reserves.

•	Retaining Gold Fields’ international operations: While Gold Fields’ South African production has fallen, its international asset portfolio has grown significantly and now accounts for the majority of the company’s operating profit. Gold Fields’ management intend to dispose of Gold Fields’ international asset portfolio in the IAMGold transaction at below fair value. This will diminish the ability of Gold Fields’ shareholders to participate in the growth from Gold Fields’ offshore mining operations.

Harmony’s proposed merger with Gold Fields underscores our commitment to creating value for all shareholders. We have an eight year track record of unlocking the value of mining assets through 26 acquisitions (including our Evander and St. Helena operations, both acquired from Gold Fields) and delivering significant cost savings.

Major Shareholder Support

Harmony has already received an irrevocable undertaking from MMC Norilsk Nickel, Gold Fields’ largest shareholder (holding approximately 20% of Gold Fields outstanding share capital) to vote AGAINST the IAMGold transaction and to accept Harmony’s further offer. As a consequence, other Gold Fields shareholders will be able to maximize their opportunity to participate in the offer, and will be able to realize a minimum of approximately 44% of their Gold Fields holdings and up to 100%.

In addition, Harmony’s shareholders, many of which are also Gold Fields shareholders, have already voted overwhelmingly in favor of the resolutions to implement Harmony’s proposed merger with Gold Fields at a general meeting of Harmony shareholders.

Vote in Your Best Interest – Vote AGAINST the Proposed IAMGold Transaction

Don’t be distracted by Gold Fields’ campaign of misinformation. The proposed Harmony/Gold Fields merger is in the best interest of all shareholders and Gold Fields’ shareholders should have the opportunity to review the facts and make their own judgment. We believe that the choice is obvious:

The proposed Harmony/Gold Fields merger to create the world’s largest gold producer — combining Harmony’s renowned efficiencies with Gold Fields’ portfolio of assets — will be a clear win for shareholders of both companies.

If you agree with us, you should vote your shares AGAINST the proposed IAMGold transaction today and tender your shares into Harmony’s offers now.

Harmony’s further offer is conditional, among other things, on the proposed IAMGold transaction not being implemented, so vote AGAINST the proposed IAMGold transaction even if you are tendering your shares or ADSs into our offers.

If you have questions about Harmony’s offers or need assistance in voting your Gold Fields shares or ADSs AGAINST the IAMGold transaction, please call MacKenzie Partners, Inc. at 1 800-322-2885 or 212-929-5500 (collect).

Additional Information

Further information about Harmony’s offer is available at www.sec.gov. The preliminary prospectus and other transaction-related materials may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at 105 Madison Avenue, New York, New York 10016; telephone: 1 (800) 322 2885 or 1 (212) 929 5500 (collect); email: proxy@mackenziepartners.com. We trust that you have considered this important matter and we are confident that you will be as enthusiastic about the opportunities presented by this proposed combination as we are.

Your Vote Is Important – Make Sure Your Vote Gets Counted

Please see the enclosed instructions to ensure your vote gets counted.

If you hold your Gold Fields securities in the form of ADSs, the deadline for voting against the IAMGold transaction is November 30, 2004. If no voting instruction is received on or before the due date set for this purpose by The Bank of New York, holders of ADSs may be deemed, except in certain circumstances, to have given a discretionary proxy to a person designated by Gold Fields and the shares represented by your ADSs may not be voted as you desire. You should therefore complete and return voting instructions as soon as possible.

If you purchased your ADSs after October 29, 2004 (the “record date” set by The Bank of New York for obtaining voting instructions of holders of ADSs) and you want your critical vote to be counted, you should strongly consider “breaking” your ADSs (i.e., converting your ADSs into ordinary shares of Gold Fields) and voting the shares you receive at the Gold Fields shareholder meeting or by proxy. If you intend to “break” your ADSs, you should do so by November 29 as it typically takes three business days to convert ADSs into ordinary shares. Our offer is for both shares and ADSs, so you can tender either shares or ADSs to Harmony and, if you wish, you will be able to convert your ordinary shares back to ADSs. Please see the enclosed instructions.

Harmony’s further offer is conditional, among other things, on the proposed IAMGold transaction not being implemented, so vote AGAINST the proposed IAMGold transaction even if you are tendering your shares or ADSs.

We strongly believe that together we have an opportunity to create an exciting new future for Harmony and Gold Fields shareholders. We believe that there are significant synergies between Harmony and Gold Fields and we have identified a number of attractive opportunities to unlock sustainable value in the combined entities.

With your vote AGAINST the proposed IAMGold transaction and the tender of your shares pursuant to Harmony’s offers, we can move forward to combining these two companies and creating real and compelling value for all stakeholders.

Yours sincerely,

Bernard Swanepoel

Chief Executive

VOTE “AGAINST” THE PROPOSED VALUE-DESTROYING IAMGOLD TRANSACTION

TENDER YOUR SHARES INTO HARMONY’S PREMIUM OFFERS

[THIS PAGE INTENTIONALLY LEFT BLANK]

Definitions used in the registration statement have the same meaning in this letter.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”), which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus, related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the US offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (800) 322 2885 (toll-free call) or 1 (212) 929 5500 (call collect); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 8, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this letter include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Responsibility Statement

The directors of Harmony accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

Make Sure Your Vote Gets Counted

Vote AGAINST the proposed IAMGold transaction

See Instructions Below

If you have any questions or require assistance in voting your proxy card, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll Free: (800) 322-2885

PLEASE NOTE THAT YOUR CALL MAY BE RECORDED

INSTRUCTIONS

HOLDERS OF ORDINARY SHARES:

If you hold Gold Fields shares in the form of ordinary shares, you should contact MacKenzie Partners at the phone number above for instructions as to how to vote those shares.

If you are currently a certificated or “own name” dematerialised holder of Gold Fields ordinary shares:

As described in Note 3 on the back of the Form of Proxy, certificated or “own name” dematerialised shareholders must return the duly completed form of proxy to the registered office of Gold Fields Limited before 9:00 a.m. (South African time) on Friday, December 3, 2004, at the following address:

Mail or hand deliver to :	Gold Fields 24 St. Andrews Road Parktown Johannesburg, 2193 South Africa

If you are currently a dematerialised holder of ordinary shares with other than “own name” registration:

Please provide your Central Securities Depository Participant (“CSDP”) or broker with your voting instruction in order for your nominee to vote in accordance with your instruction at the Gold Fields general meeting.

AMERICAN DEPOSITARY SHARE (“ADS”) HOLDERS:

If you are an ADS holder as of the October 29, 2004 record date:

If your ADSs are held in your account at a broker or bank, please contact the person responsible for your account with instructions to cast your vote AGAINST the ordinary resolutions 1 and 2 at the general meeting of Gold Fields shareholders on December 7. Your bank or broker can call MacKenzie Partners, Inc. collect at +1-212-929-5500 for assistance in executing your vote. IMPORTANT: The vote cut-off for ADSs is 12:00 noon (NYC time) on Tuesday, November 30, 2004.

If you held the certificate for your ADSs, as of the October 29, 2004 record date, please sign, date and fax your executed ADS Voting Instruction Form to MacKenzie Partners, Inc. at +1-212-929-0308. MacKenzie will ensure that The Bank of New York, the ADS Depositary, receives your instructions prior to the vote cut-off for ADSs at 12:00 noon (NYC time) on Tuesday, November 30, 2004.

If you purchased your ADSs after the October 29, 2004 record date, and wish to vote:

If you are able to contact the seller of the ADSs, you may be able to prevail upon them to vote the ADSs. Please provide them with the voting instructions for holders as of the record date, above.

OR

You can “break” your ADSs (i.e., convert them to ordinary shares), thereby enabling you to vote up until 9:00 a.m. (South Africa time) on Friday, December 3, 2004, which is the voting deadline for the general meeting of Gold Fields shareholders on December 7. Please follow the instructions below on how to “break” your ADSs and vote your ordinary shares.

To “break” your ADSs (i.e., convert them to ordinary shares) please immediately follow the following instructions:

1. Please open an account with a South African CSDP (a list of CSDPs may be obtained from STRATE. The STRATE website is: www.strate.co.za).

2. Please instruct the bank or broker holding your ADS account to follow the instructions in Annex A at the end of this letter.

3. It typically takes 3 business days, including the date on which you provide your ADS bank or broker with the instructions, until your ADSs are converted into ordinary shares. Once your ADSs are converted into ordinary shares, the Standard Bank of South Africa, which is a CSDP, will send a notice to Gold Fields to update their shareholder register to account for your ordinary shares under the name of your South African CSDP.

4. Please contact the person responsible for your account at your CSDP or the Standard Bank of South Africa, which is a CSDP, on the third day after you have instructed your ADSs bank or broker to “break” your ADSs, and instruct your CSDP or the Standard Bank of South Africa, which is a CSDP, to cast your vote AGAINST the ordinary resolutions 1 and 2 at the general meeting of Gold Fields shareholders on December 7.

5. If you wish, you will be able to convert your Ordinary Shares back into ADSs after you vote at the December 7 general meeting of Gold Fields shareholders. Please instruct your CSDP to follow the instructions in Annex B at the end of this letter to convert your ordinary shares back into ADSs.

TIME IS OF THE ESSENCE. IF YOU DO NOT FOLLOW INSTRUCTIONS 1 THROUGH 5 ABOVE BY MONDAY, NOVEMBER 29, 2004, IT IS UNLIKELY THAT YOU WILL BE ABLE TO “BREAK” YOUR ADSs (CONVERT THEM INTO ORDINARY SHARES) AND VOTE YOUR ORDINARY SHARES AT THE DECEMBER 7 GOLD FIELDS SHAREHOLDER MEETING.

ANNEX A

For the Conversion of Unrestricted ADSs into ordinary shares

The following information should be faxed to (212) 815-6000 on your company letterhead:

Your DTC participant number

CUSIP number of the BNY DR Issue

Number of ADSs to be delivered for conversion to ordinary shares

Detailed instructions for the delivery of ordinary shares in the home market. Please include receiving CSDP name, account name and/or account number.

Name and telephone number of your office contact that will accept our DTC mark (SPO Charge) for the cancellation fee or indicate if fed wire payment.

Please place a call to the Cancellation Desk at (212) 815-2231 to confirm receipt of the fax, The Bank of New York local custodian, underlying shares, trade/settlement dates and cancellation fee.

Using the information on your fax, The Bank of New York will input a Free Receive instruction into our DTC Participant 2504, account 016201. Please instruct your DTC area to make a Free Delivery of the ADSs to The Bank of New York DTC Participant 2504, account 016201.

When our receive is matched to your delivery, a SPO charge of 5 cents per ADS plus $7.50 (using reason code S7) will be sent to your DTC participant number and a SWIFT message is sent to our local custodian for the release of the ordinary shares. Please advise your local agent to receive the ordinary shares with matching trade/settlement dates.

Cancellation fees paid via fed wire must be received before we instruct our custodian to release the ordinary shares. Please confirm receipt of fed wire with the Cancellation Desk. The fed wire instructions are as follows:

ABA	021000018
Sub A/C	GLA 111 594
Attn:	Cancellation Desk
Ref:	“Cancellation of (name and #) ADSs” and your Company’s name

ANNEX B

For the ISSUANCE of ORDINARY SHARES into UNRESTRICTED ADSs

Please use The Bank of New York’s website www.adrbny.com and select DR Tool Box then, Global Custodian Network to identify The Bank of New York’s local custodian. Instruct your agent in the local market to deposit the ordinary shares with The Bank of New York’s local custodian for the issuance of the underlying ADSs. Please provide the following information to our local custodian:

Indicate ordinary shares are for deposit to The Bank of New York ADS account DTC participant number, safekeeping account number and sub-account name and/or BIC to which ADSs are to be delivered.

Name and telephone number of domestic contact for the receipt of the ADSs.

Upon the receipt of the ordinary shares, The Bank of New York’s custodian will send a confirmation of deposit along with your delivery instructions in SWIFT format to The Bank of New York, ADS Department. Our Issuance Desk will then deliver the underlying ADSs versus our issuance fee from our DTC participant #2504.

Sponsored ADS deliveries will be made against payment of issuance fees*, therefore, advise your office to set up “receive vs. payment” match instruction.

Please be advised The Bank of New York, as Depositary, has the right to suspend the issuance of ADSs due to a corporate action or other market restrictions.

Issuance fees paid via fed wire must be received before the ADSs can be issued to your account. The fed wire instructions are as follows:

ABA	021000018
Sub A/C	GLA 111 594
Attn:	Issuance Desk–Fees
Ref:	“Issuance of (name and #) ADSs” and your Company’s name

*Issuance fees are 1-5 cents (based on the price of the shares) rounding up to the nearest 100.

GOLD FIELDS LIMITED

Instructions to The Bank of New York, as Depositary

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary under the Deposit Agreement dated February 2, 1998, as amended and restated on May 21, 2002 (the “Deposit Agreement”), to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other Deposited Securities underlying the American Depositary Shares evidenced by American Depositary Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business October 29, 2004, at the General Meeting of Gold Fields Limited to be held in Johannesburg, South Africa, on December 7, 2004 as specified on the reverse. Terms not defined in these instructions have the meanings given to them in the Deposit Agreement.

Note:	If no voting instructions are received on or before the due date set for this purpose by The Bank of New York, holders of American Depositary Shares may be deemed, except in certain circumstances, to have given a discretionary proxy for the Deposited Securities represented by an owners’ American Depositary Receipts to a person designated by Gold Fields Limited and shares represented by such owners’ American Depositary Receipts may not be voted as the owner desires. These instructions should therefore be completed and returned as soon as possible.

Please complete and date this instruction on the reverse side and return it promptly in the accompanying envelope or fax your instruction to MacKenzie Partners, Inc. at 1 212-929-0308.

Although Harmony Gold Mining Company Limited (“Harmony”) believes and will take steps to assert that this form of voting instruction is valid and should be accepted by The Bank of New York, Harmony will have no liability with respect to this instruction or any failure of shares represented by American Depositary Shares to be voted in accordance with this instruction. We urge you to also promptly mark, sign, date and return the voting instruction sent to you by or on behalf of The Bank of New York to vote AGAINST the proposed IAMGold transaction.

Mark, sign, date and return

the instructions promptly

using the enclosed envelope

or via fax to 1 212-929-0308.

Instructions to The Bank of New York:

You are instructed, pursuant to Section 4.7 of the Deposit Agreement dated February 2, 1998, as amended and restated on May 21, 2002, to vote or cause to be voted, the ordinary shares and other Deposited Securities underlying the American Depositary Shares evidenced by American Depositary Receipts registered in the name(s) of the undersigned on the books of the Depositary as specified below:

Ordinary Resolution No. 1

“Resolved that the transfer to the IAMGold Group of the Acquired Interests, representing all of Gold Fields’ subsidiaries assets located outside of the Southern Africa Development Community, in terms of the Transaction, details of which are reflected in the Circular, be and is hereby approved”

☐  FOR                                                 ☐  AGAINST                                                 ☐  ABSTAIN

Ordinary Resolution No. 2

“Resolved that any member of the board of directors of Gold Fields be and is hereby authorize to sign all such documents and do all such things as may be necessary for or incidental to the implementation of ordinary resolution number 1.”

☐  FOR                                                 ☐  AGAINST                                                 ☐  ABSTAIN

This voting instruction must be signed by the person
in whose name the relevant American Depositary
Receipt is registered on the books of The Bank of
New York, as Depositary. In the case of a
corporation, this voting instruction must be executed
by a duly authorized officer or attorney.

Date Registered holder sign here
Co-registered holder sign here

THIS VOTING INSTRUCTION WHEN PROPERLY EXECUTED WILL BE VOTED AS INSTRUCTED OR, IF NO INSTRUCTIONS ARE GIVEN, WILL BE VOTED AGAINST EACH PROPOSAL